Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2 Date of Material Change

September 4, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on September 4, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

September 4, 2025

SCHEDULE “A”

DIGI POWER X, VIA WHOLLY-OWNED SUBSIDIARY US DATA CENTERS INC., AWARDED TIER 3 ANSI/TIA-942-C “TIA-942 READY” CERTIFICATION FOR ARMS 200 AI MODULAR PLATFORM

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – September 4, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company that develops data centers, today announced that its wholly owned subsidiary, US Data Centers, Inc. (“US Data Centers”), has been officially awarded Tier 3 certification under the ANSI/TIA-942-C-2024 “TIA-942 Ready” standard for its flagship ARMS 200 modular AI-ready data center platform.

The certification was issued by EPI Certification Pte Ltd. following a successful independent audit on August 26, 2025, confirming that ARMS 200 meets the highest global standards for resilience, reliability and compliance in data center design.

Why it Matters

The ANSI/TIA-942 certification is among the most respected global standards in the data center industry:

●	Global Standard – Covers site location, architecture, electrical, mechanical, telecom, safety and security.

●	Independent Verification – Third-party audited by EPI Certification, going far beyond self-declarations.

●	Tier 3 Recognition – Ensures high availability with concurrent maintainability, critical for AI, enterprise and hyperscale clients.

●	Market Signaling – Many hyperscalers and global enterprises require TIA-942 certification in procurement, making ARMS 200 immediately more competitive in RFPs, sales and investor engagements.

Expanding AI Infrastructure

In parallel with this certification, Digi Power X is accelerating its AI infrastructure roadmap. The Company has:

●	deepened its strategic partnership with Super Micro Computers, Inc. (“Supermicro”) (NASDAQ: SMCI) to integrate AI-optimized rack-scale systems into the ARMS 200 platform; and

●	completed the purchase of NVIDIA B200 GPUs, which will be deployed across ARMS 200 facilities to support hyperscale AI, enterprise and cloud workloads.

“Achieving the ANSI/TIA-942 Tier 3 certification reinforces our commitment to building world-class, high-availability data centers,” said Alec Amar, President of Digi Power X. “For us, it’s not just about compliance, it’s about giving our customers, investors and partners the assurance that our facilities meet the highest global standards of reliability, security, and performance.”

About the ARMS 200 Platform

The ARMS 200 solution is engineered for high-density AI clusters, supports modular deployments starting at 1MW and delivers full Tier 3 resilience. By combining certified infrastructure with NVIDIA GPU performance and Supermicro rack-scale systems, Digi Power X is setting the standard for scalable, future-proof AI data center solutions.

About Digi Power X

Digi Power X is an innovative energy infrastructure company developing AI infrastructure and energy-efficient modular data centers. Through its wholly owned subsidiary, US Data Centers, Inc., Digi Power X develops and manufactures the ARMS (AI-Ready Modular Solution) platform, a Tier 3-certified modular data center line purpose-built for AI, hyperscale and blockchain workloads. With rapid deployment timelines, customizable configurations, ANSI/TIA-942 certification and strategic partnerships, the Company can deliver cutting-edge compute infrastructure to enterprises, cloud providers and hyperscalers worldwide.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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